Exhibit 99.3

NOTICE OF ANTICIPATED FUNDAMENTAL CHANGE

AND

ABILITY TO CONVERT DEBENTURES

TO

HOLDERS OF 3.25% CONVERTIBLE SENIOR DEBENTURES DUE 2035

OF

OMNICARE, INC.

CUSIP Number 681904 AL2(1)

To the Holders of the 3.25% Convertible Senior Debentures due 2035 (the “Debentures”) of Omnicare, Inc. (the “Company”):

The Company, Omnicare Purchasing Company, L.P., as guarantor, and U.S. Bank National Association, as successor to SunTrust Bank, as trustee (the “Trustee”), are parties to that certain Indenture, dated as of December 15, 2005 (the “Indenture”), concerning the Debentures. This Notice is being given solely pursuant to the requirements of Sections 9.1(b)(6), 9.3(h) and 9.6 of the Indenture and for no other purpose. Capitalized terms used but not otherwise defined in this Notice have the meanings ascribed to such terms in the Indenture.

The Company has entered into an Agreement and Plan of Merger, dated as of May 20, 2015 (the “Merger Agreement”), by and among the Company, CVS Pharmacy, Inc. (“CVS Pharmacy”) and Tree Merger Sub, Inc., a wholly owned subsidiary of CVS Pharmacy (“Merger Sub”), providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of CVS Pharmacy. The Merger Agreement provides that, on the terms and subject to the conditions set forth in the Merger Agreement, each share of the Company’s common stock, par value $1.00 per share (the “Common Stock”), issued and outstanding immediately prior to the effective time of the Merger (other than certain excluded shares of the Common Stock) will be automatically canceled and converted into the right to receive $98.00 in cash, without interest and less any applicable withholding taxes (the “Merger Consideration”). It is expected that, following the effective date of the Merger, CVS Pharmacy will beneficially own more than fifty percent (50%) of the Company’s Common Stock entitled to vote and, as a result, that the Merger will constitute a Fundamental Change and a Non-Stock Change of Control, as defined in Sections 3.10(a)(1) and 9.3(h), respectively, of the Indenture.

In accordance with the requirements of the Indenture, the Company hereby notifies Holders of the Debentures that, solely for purposes of the Indenture, the anticipated effective date of the Merger may be August 18, 2015, which is the date of the Company’s stockholder meeting. The Merger remains subject to various conditions, including, without limitation, the adoption of the

(1) The CUSIP numbers are included solely for the convenience of the Holders of Debentures. Neither the Company nor the Trustee shall be responsible for the selection or use of the CUSIP numbers, nor is any representation made as to its correctness with respect to the Debentures or as indicated in this Notice.

Merger Agreement by the Company’s stockholders and the receipt of all required regulatory approvals, which have not yet been received. No assurances can be given as to whether stockholder approval or regulatory approval will be received, or whether, if received, such approvals will be received on or prior to such date. Accordingly, no assurance can be given as to the actual effective date of the Merger.

Pursuant to Sections 9.2(f) and 9.4 of the Indenture, after the consummation of the Merger, each Holder shall be entitled to convert the Debentures only into the amount of Merger Consideration which such Holder would have been entitled to receive upon the Merger had such Debentures been converted solely into Common Stock based upon the applicable Conversion Rate immediately prior to the effective time of the Merger. Furthermore, pursuant to Sections 9.2(f) and 9.3(h) of the Indenture, the Conversion Rate applicable to the conversion shall, for Debentures converted in connection with a Non-Stock Change of Control (as described below), be increased by the number of shares of Common Stock determined by reference to the table set forth in Section 9.3(h) of the Indenture.

A conversion of Debentures will be deemed for these purposes to be “in connection with” a Non-Stock Change of Control if the conversion notice is received by the Conversion Agent following the effective date of the Merger but before 5:00 p.m., New York City time, on the Business Day immediately preceding the related Fundamental Change Purchase Date. The Fundamental Change Purchase Date shall be no earlier than twenty (20) days nor later than thirty-five (35) days after the date of a notice of Fundamental Change delivered by the Company.

This Notice is not an offer to purchase Debentures by the Company and does not give any Holder the right to have its Debentures purchased by the Company pursuant to Section 3.10 of the Indenture. Such a purchase right will only arise upon the consummation of a Fundamental Change, and the Company will send a further notice of a Holder’s purchase right no later than ten (10) days after the occurrence of a Fundamental Change in accordance with Article III of the Indenture.

This Notice is being given solely pursuant to the requirements of Sections 9.1(b)(6), 9.3(h) and 9.6 of the Indenture and for no other purpose. Holders of the Debentures should refer to the Indenture for a complete description of the conversion rights and procedures applicable to the conversion of the Debentures and direct any questions concerning this notice to the Trustee by calling U.S. Bank National Association at (800) 934-6802.